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                                                                    EXHIBIT 4(h)


NEITHER THIS NOTE NOR THE SECURITIES WHICH MAY BE ISSUED UPON CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER AND CANNOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED THEREUNDER OR UNLESS APPLICABLE EXEMPTIONS THEREFROM ARE AVAILABLE.


                       NATIONAL TRANSACTION NETWORK, INC.

                     CONVERTIBLE SUBORDINATED NOTE DUE 2002

$1,100,000                                                     November 24, 1997

     For value received, National Transaction Network, Inc., a Delaware corporation (the "Company"), hereby promises to pay to International Verifact Inc. or registered assigns (hereinafter referred to as the "Payee"), on or before November 23, 2002 (the "Due Date") the principal sum of One Million One Hundred Thousand dollars ($1,100,000) or such part thereof as then remains unpaid and to pay accrued and unpaid interest from the date hereof on the whole amount of said principal sum remaining at the end of each quarter unpaid at a rate equal to The First National Bank of Boston's best prime rate, as announced at the end of each calendar quarter, plus (i) 2% or (ii) 5% during any period which the Company is in default of its covenants in respect of its working capital line of credit with Silicon Valley Bank, in each case calculated and compounded on the last day of each quarter, such interest to be payable together with the payment of the principal of this Note. Principal and interest shall be payable in lawful money of the United States of America at the principal office of the Payee or at such other place as the legal holder may designate from time to time in writing to the Company. Interest shall be computed on the basis of a 360-day year and a 90-day calendar quarter.

     This Note is issued pursuant to and is entitled to the benefits of a certain Convertible Subordinated Note Purchase Agreement, dated as of August 18, 1997 and amended as of October 31, 1997, between the Company and International Verifact Inc. (as the same may be amended from time to time, hereinafter referred to as the "Agreement"), and each holder of this Note, by his acceptance hereof, agrees to be bound by the provisions of the Agreement, including, without limitation, that: (i) the principal of and interest on this Note is subordinated to Senior Debt, as defined in the Agreement, (ii) in case of an Event of Default, as defined in the Agreement, the principal of this Note may become or may be declared due and payable in the manner and with the effect provided in the Agreement and (iii) this Note is convertible at the option of the holder hereof into shares of Common Stock of the Company in the manner set forth in this Agreement.





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     This Note is secured by and entitled to the benefits of a certain Security
Agreement (as that term is defined in the Agreement), dated September 19, 1997 and amended on October 31, 1997, from the Company to International Verifact Inc.

     In case any payment herein provided for shall not be paid when due, the Company promises to pay all cost of collection, including all reasonable attorney's fees.

     This Note shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts.

     The Company and all endorsers and guarantors of this Note herein waive presentment, demand, notice of nonpayment, protest and all other demands and notices in connection with the delivery, acceptance, performance or enforcement of this Note.

                                       NATIONAL TRANSACTION NETWORK, INC.


                                       By:  /s/  Milton A. Alpern
                                          ------------------------
                                       Milton A. Alpern
                                       Vice President, Finance & Administration